

December 28, 2011

Via E-Mail
Mr. D. Bryan Jordan
President and Chief Executive Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

> **Re:** **First Horizon National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-15185**

Dear Mr. Jordan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

Mortgage Repurchase and Related Risks, page 24

1. In future filings, revise here or in another risk factor to add disclosure as to the default trends of the whole loan sales and the securitizations. In this regard, disclose the recent aggregate outstanding balances of the 2005 through 2008 whole loan sales as well as the

2000-2009 loan securitizations. In addition, disclose the default/non-performing rates on those outstanding balances at the end of 2010 and 2011.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 41

2.   We note your statement that material information relating to the corporation and the corporation's consolidated subsidiaries is made known to officers by others within the consolidated entities, particularly during the period the annual report was prepared. However, your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule requires that the disclosure controls and procedures be designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is "recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney